UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period April 17, 2003	File No. 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1.	Press Release dated March 4, 2003
2.	Press Release dated April 17, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX       FORM 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                   No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

	By:	/s/ Glen C. Macdonald
Date April 17, 2003		Glen C. Macdonald, Director

STARFIELD RESOURCES INC.
PRESS RELEASE	March 4, 2003
Corporate Office:	#SRU--05-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FOOTWALL, LOW-SULPHIDE PLATINUM AND PALLADIUM MINERALIZATION
SHOWS POSITIVE RESPONSE TO DENSE MEDIA SEPARATION METHODS AND
YIELDS HIGH RECOVERIES

Starfield Resources Inc. has received progress report results from their contract with Mountain States R&D International Inc. of Vail, Arizona who are concluding a preliminary scoping study of the footwall-style of low-sulphide platinum group element (PGE) mineralization. Their work included Dense Media Separation methods which are being used successfully by some South African platinum and palladium producers to lower capital and operating costs during their wide-reef PGE mining operations.

Samples of quartered drill core from the footwall-hosted, low-sulphide (LS) PGE mineralization discovered in the shallower portion of Ferguson Lake West Zone were submitted from drill hole 02-135.

Small-scale scoping tests of LS -PGE mineralization were designed to test response to density separation and to provide samples for PGE mineral identification. Assay results from a 5.26 meter interval (143.15 to 148.4 meters) crushed and sized to a -3/8 inch and +35 mesh fraction had a head grade of 3.13 g/t platinum plus palladium. This material was subjected to dense media separation utilizing a specific gravity (sink-float) of 3.10. Approximately 88% of the material was rejected into the float portion while 83% of the platinum and 74% of the palladium was recovered in the sink product. These significant recoveries from the LS-PGE material tested resulted in a dense media sink product accounting for 12% of the original weight. The sink heavy minerals recovered graded 13.4 g/t platinum and 7.0 g/t palladium for a combined upgraded PGE concentrate of 20.4 g/t (Pt+Pd) as compared to the starting head grade of this fraction at 3.13 g/t Pt+Pd. This test indicates encouraging recovery and a 6.5-fold increase in the final PGE sink product with a complimentary 88% decrease in the weight of material (float reject) that normally would require further costly processing. During this stage of crushing of the gabbroic rock hosting the LS-PGE mineralization the production of talc material was not encountered. Talc is known to plague some PGE producers by causing processing inefficiencies.

A preliminary Scanning Electron Microscope (SEM) study and identification of the sink product revealed liberated PGE particles that should enhance further metallurgical processing.

It should be noted that this is the first testing of LS-PGE mineralization and optimization of testing has not yet been undertaken. These results from the 5.26 meter se ction in hole 02-135 demonstrate the amenability of this style of mineralization to PGE concentrate upgrading (Dense Media Separation) and low-cost processing (high weight rejection).

Plans for early exploration work during 2003 include up-dip drilling to surface and along strike of the low-sulphide PGE footwall-style of mineralization at Ferguson Lake.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen Macdonald, P. Geol.
Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	April 17, 2003
Corporate Office:	#SRU-08-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT CLOSES

Starfield Resources Inc. (the "Corporation") announces the closing of its private placement originally announced on January 24, 2003 . Conditional approval was received on April 4, 2003 from the TSX Venture Exchange. The hold period on the securities will expire on August 4, 2003.

The private placement consisted of 5,804,445 units and raised a total of $2,031,560 to be used by the Corporation for exploration on its Ferguson Lake project.

The units are issued at $0.35 per unit and consist of a common share and a warrant to acquire a further share at a price of $0.45 per share within 18 months of issue of the unit. A portion of the private placement was flow through.

The Corporation paid finders fees as follows:

C. Jones - $52,500
Pentagon Energy - $20,000
S. Lampman - $22,086
Vencorp Capital Inc. - $85,120
R. Merrett - $21,000

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On Behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geol., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.